UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58742/October 7, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13158

In the Matter of   :
              : ORDER MAKING FINDINGS AND
CONTINENTAL BEVERAGE AND   : IMPOSING SANCTION BY DEFAULT
NUTRITION, INC.   :
              :
              :

   The Securities and Exchange Commission (Commission) instituted this proceeding pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act) on September 3, 2008. The Order Instituting Proceeding (OIP) requires Continental Beverage and Nutrition, Inc. (Continental), to file an Answer within ten days of service of the OIP. Continental was served with the OIP on September 4, 2008. See 17 C.F.R. § 201.141(a)(2)(ii).

   Continental is in default because it has not filed an answer and was not present at the telephonic prehearing conference on October 2, 2008. Accordingly, I find the allegations in the OIP to be true. See 17 C.F.R. § 201.155.

   Continental, CIK No. 0001074075, is a Delaware corporation located in Garden City, New York. Its common stock, symbol COBN, is registered with the Commission pursuant to Section 12(g) of the Exchange Act. As of June 28, 2008, the company's stock was traded in the over-the-counter market and reported in the Pink Sheets, operated by the Pink OTC Markets Inc. Continental had nine market makers and was eligible for the "piggyback" exception under Rule 15c2-11(f)(3) of the Exchange Act.

   Continental is delinquent in its periodic filings with the Commission and has repeatedly failed to meet its obligations to file timely reports, having not filed any periodic or other required reports since it filed on January 20, 2007, a Form 10-QSB for the third quarter ended November 30, 2006. Continental also failed to file a timely report disclosing that its auditor resigned on February 9, 2007. Further, Continental failed to heed a delinquency letter that the Division of Corporation Finance sent requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letter.

LEGAL CONCLUSIONS

Section 13(a) of the Exchange Act and the rules thereunder require issuers with classes of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports on Form 10-K or Form 10-KSB, and Rule 13a-13 requires issuers to file quarterly reports on Form 10-Q or Form 10-QSB. Rule 13a-11 and the provisions of Form 8-K require issuers to file a Form 8-K to report certain events, including the resignation of an auditor.

Continental has not filed any periodic reports with the Commission since January 20, 2007, and it did not file a Form 8-K reporting the resignation of its auditor. Because of its failure to file these required reports, Continental has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1, 13a-11, and 13a-13 thereunder. Based on these facts, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of securities of Continental Beverage and Nutrition, Inc.

ORDER

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of Continental Beverage and Nutrition, Inc., is revoked.

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Brenda P. Murray
Chief Administrative Law Judge